05038396

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47802

RECEIVED MAR 0 1 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Comstock Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Readcrest Drive
(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Balash — (310) 278-6444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Balash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comstock Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 24 day of Feb, 2005

Notary Public

Signature

Chairman

Title

BOBBY CHANDRAN
Commission # 1367978
Notary Public - California
Los Angeles County
My Comm. Expires Aug 4, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comstock Partners, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Comstock Partners, LLC

I have audited the accompanying statement of financial condition of Comstock Partners, LLC as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 18, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Comstock Partners, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 8,675
Furniture and equipment, net	95,657
Investments, at estimated fair value	1,005,963
Total assets	$ 1,110,295

Liabilities and Members' equity

Liabilities	
Accounts payable and accrued expenses	$ 7,976
Total liabilities	7,976
Members' equity	1,102,319
Total liabilities and members' equity	$ 1,110,295

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Operations
For the year ended December 31, 2004

Revenue	
Fees	$ 150,000
Other income	7,021
Interest and dividend income	81
Total revenue	157,102
Expenses	
Communications	5,194
Occupancy	5,664
Interest	2,616
Professional fees	48,473
Consulting fees	32,428
Taxes, other than income taxes	3,457
Other operating expenses	296,282
Total expenses	394,114
Income (loss) before income tax provision	(237,012)
Total income tax provision	800
Net income (loss)	$ (237,812)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Changes in Members' equity
For the year ended December 31, 2004

	Member's Investment Balance	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income(Loss)
Balance, December 31, 2003	$ 1,062,488	$ 783,961	$ 1,846,449	
Members' contributions	314,063	–	314,063	
Members' withdrawals	(259,786)	–	(259,786)	
Unrealized gains (losses) on investments, at estimated fair value	–	(560,595)	(560,595)	$ (560,595)
Net income (loss)	(237,812)	–	(237,812)	(237,812)
Balance, December 31, 2004	$ 878,953	$ 223,366	$ 1,102,319	$ (798,407)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (237,812)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 6,172	
(Decrease) increase in:		
Accounts payable and accrued expenses	(8,003)	
Total adjustments		(1,831)
Net cash and cash equivalents provided by (used in) operating activities		(239,643)
Cash flows from investing activities:		
Purchase of equipment	(4,136)	
Purchase of investments, at estimated fair value	(4,002)	
Withdrawal from investments, at estimated fair value	175,000	
Net cash and cash equivalents provided by (used in) investing activities		166,862
Cash flows from financing activities:		
Collection of receivable from related party	7,168	
Members' contributions	314,063	
Members' distributions	(259,786)	
Net cash and cash equivalents provided by (used in) financing activities		61,445
Net increase (decrease) in cash and cash equivalents		(11,336)
Cash and cash equivalents at beginning of year		20,011
Cash and cash equivalents at end of year		$ 8,675

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$	2,616
Income taxes	$	4,257

Non-cash investing and financing transactions:

The Company's investments, at estimated fair value were marked to market for ($560,595).

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Comstock Partners, LLC (the "Company"), was formed on April 1, 1995 in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is authorized to provided financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

The Company owns 50% of Comstock Capital Partners LLC ("Capital"). As of December 31, 2004, the Company's investment in Capital is valued at $14,000. See Note 3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes Certificates of Deposit as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a tax based upon gross receipts.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based in the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management valued these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 2: <u>PROPERTY AND EQUIPMENT, NET</u>

Property and equipment are recorded at cost and summarized by major classifications as follows:

Office equipment	$ 8,361
Furniture & fixtures	32,134
Office improvement	79,212
	119,707
Less accumulated depreciation	(24,050)
Net furniture and equipment	$ 95,657

For the year ended December 31, 2004, depreciation expense was $6,172.

Note 3: <u>INVESTMENTS, AT ESTIMATED FAIR VALUE</u>

The investments, at estimated fair value, represent investments in marketable securities, securities with limited markets and investments in partnerships. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Note 3: INVESTMENTS, AT ESTIMATED FAIR VALUE (Continued)

The investment, at estimated fair value consisted of the following at December 31, 2004:

Securities and investments not readily marketable or with limited markets

Bric 5, L.P.	$ 448,750
Bricoleur Enhanced, L.P.	150,004
Comstock Capital Partners	14,000
Eucalyptus Fund	109,769
Stone Ridge Partners	37,500
Telephone @ Work	200,000
Total securities and investments not readily marketable or with limited markets	960,023
Readily marketable securities	45,940
Total investments, at estimated fair value	$ 1,005,963

The investment in partnerships are recorded at their fair value. Securities with limited markets are recorded at their cost. These investments are considered non–allowable assets for net capital purposes. The Company included $555,616 in unrealized losses on these investments in comprehensive income at December 31, 2004.

Readily marketable securities consist of corporate stocks and publicly traded mutual funds at their fair market value. The Company included $4,979 in unrealized losses on these investments in comprehensive income at December 31, 2004.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 5,664

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2004 the Company recorded the minimum limited liability company franchise tax of $800.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $28,978, which was $23,978 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,975) to net capital was 0.28 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,121 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 31,099
Adjustments:		
Members' equity	$ (6,172)	
Non allowable assets	6,171	
Undue concentration	(2,120)	
Total adjustments		(2,121)
Net capital per audited statements		$ 28,978

Comstock Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Members' equity	$ 1,102,319	
Total Members' equity		$ 1,102,319
Less: Non allowable assets		
Furniture and equipment, net	(95,657)	
Non allowable investments, at estimated fair value	(967,707)	
Total non-allowable assets		(1,063,364)
Net capital before haircuts		38,955
Less: Adjustments to net capital		
Haircuts on securities	(5,738)	
Undue concentration	(4,239)	
Total adjustments to net capital		(9,977)
Net capital		28,978
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 532	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 23,978
Ratio of aggregate indebtedness to net capital	0.28: 1	

There was a $2,121 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 8.

See independent auditor's report.

Comstock Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Comstock Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Comstock Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Comstock Partners, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Comstock Partners, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Comstock Partners, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 18, 2005